Exhibit 99.1

NR-18-02

GOLD RESERVE PROVIDES UPDATE ON VENEZUELA ACTIVITIES

SPOKANE, WASHINGTON, May 10, 2018

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that the mixed company Empresa Mixta Ecosocialista Siembra Minera S .A. (“SM”), owned 45% by Gold Reserve and 55% by the Bolivarian Republic of Venezuela, has received the Permit to Effect for the Siembra Minera Gold Copper Project (the "SM Project") from the Venezuelan Ministry of the Environment. The SM Project is a gold-copper-silver deposit located in the Kilometer 88 mining district of Bolivar State in southeast Venezuela. On March 16, 2018, Gold Reserve published a 43-101 compliant Preliminary Economic Assessment on the SM Project which can be found at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

The Permit to Effect will allow site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, construction of access roads on the property, and opening of the quarry for construction aggregates. The quarry permit was previously received from Bolivar State in October, 2017.  Additional permits and authorizations will be required to further develop the SM Project and these are scheduled to be requested during this early works stage. The Company is very pleased with the proactive approach to support the project and fast track the permitting process while respecting the environmental and mining laws of Venezuela.

The Company also announced that SM is launching social programs to improve the health care in the area, addressing the malaria problem with medicines and protective measures.  This program also includes the rehabilitation and upgrading of schools and sports courts located in the vicinity of the project area and developing engineering assessments for future upgrades to the local communities' water supply and sewage system infrastructure.

On May 11, 2018 an inauguration ceremony on the property is expected to be held to mark the formal commencement of activities now that the Environmental Permit has been issued.  The ceremony is to be attended by the Minister of the Environment, the Minister of Mines, the Bolivar State Governor the Commanders of the Army for Bolivar State and Commanders of the National Guard, along with representative of Sifontes Municipality, the surrounding communities and local labor leaders as well as representatives of Siembra Minera and the Company.

Minister of Mines Victor Cano stated, “The issuance of the Permit to Effect, which authorizes the start of the early works construction activities on the SM Project, is a major milestone for the project and the people of Venezuela. This will also have a major positive impact to the local community with many jobs, job training, better health care, and education for the children.”Gold Reserve also announces that this week an additional US $13.6 million has been transferred to its bank account in North America from its Trust account in Venezuela.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the development of the SM Project, including the activities to be undertaken pursuant to the Permit to Effect issued for the project and social programs to be undertaken in the project area . Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that the development of the SM project, the activities planned to be undertaken pursuant to the Permit to Effect and the social programs planned to be undertaken in the SM Project  area may not proceed as anticipated. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.edgar.com.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.